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File No. 33-52214

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2004

Norbord Inc.
(Translation of registrant's name into English)

Suite 500, 1 Toronto Street
Toronto, Ontario Canada M5C 2W4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☒	No	☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-3173

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORBORD INC. (Registrant)
Date: October 28th, 2004

Lynne Taylor Assistant Corporate Secretary

Exhibits

99.1
Press Release, Financial Statements and Management Discussion and Analysis for the nine months ending September 25th, 2004, together with Certification of Interim Financials by each of the President and CFO of Norbord Inc.

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SIGNATURES